UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.___)*

HHG Capital Corporation

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G4R23P103

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

(Page 1 of 8 Pages)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Hooy Kok Wai

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH :	5	SOLE VOTING POWER 1,437,500 Ordinary Shares
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,437,500 Ordinary Shares
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,437,500 Ordinary Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.23%
12	TYPE OF REPORTING PERSON IN

Item 1(a).	NAME OF ISSUER:

HHG Capital Corporation, a British Virgin Islands exempted company (the “Company”).

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

The Company’s principal executive offices are located at 1 Commonwealth Lane, #03-20, Singapore, 149544.

Item 2(a).	NAME OF PERSON FILING:

Hooy Kok Wai.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

c/o HHG Capital Corporation, 1 Commonwealth Lane, #03-20, Singapore, 149544.

Item 2(c).	CITIZENSHIP:

Singapore

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Ordinary Shares, par value $0.0001 per share (the “Ordinary Shares”).

Item 2(e).	CUSIP NUMBER:

G4R23P103

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

	(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

	(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

	(j)	☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

	(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) the amount beneficially owned: 1,437,500 Ordinary Shares.

(b) percent of class: 19.23%. The percentages used in this Schedule 13G are calculated based upon 7,477,000 Ordinary Shares outstanding as of November 12, 2021, as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021 filed with the Securities and Exchange Commission on November 12, 2021.

(c) Number of shares as to which the person has: (i) sole power to vote or to direct the vote, 1,437,500 Ordinary Shares (see item 4(a) above), (ii) shared power to vote or to direct the vote, 0 Ordinary Shares, (iii) sole power to dispose or to direct the disposition of, 1,437,500 Ordinary Shares (see item 4(a) above), and (iii) shared power to dispose or to direct the disposition of, 0 Ordinary Shares.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

Not Applicable.

SIGNATURES

After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: February 14, 2022

/s/ Hooy Kok Wai
Hooy Kok Wai